METAVANTE HOLDING COMPANY

770 North Water Street

Milwaukee, Wisconsin 53202

September 12, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metavante Holding Company Registration Statement on Form S-4 (File No. 333-143143)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Metavante Holding Company, a Wisconsin corporation, hereby requests that its Registration Statement on Form S-4 (File No. 333-143143) be declared effective at 1:00 p.m., Washington, D.C. time, or as soon thereafter as practicable on September 14, 2007.

Very truly yours, Metavante Holding Company

By:	/s/ Randall J. Erickson
Name:	Randall J. Erickson
Title:	Vice President and Secretary